Exhibit 99.1

Lead Independent Director Charter

(as adopted on October 3, 2023)

This lead independent director (“LID”) charter (“Charter”) has been adopted by the Board of Directors (the “Board”) of Globant S.A., a société anonyme incorporated under the laws of the Grand Duchy of Luxembourg, registered with the Luxembourg trade and companies register under number B 173 727 (the “Company”). On an annual basis, the LID, in consultation with the independent directors, shall review this Charter and recommend any modifications or changes to the Board for approval.

For purposes of this Charter, “independent” means meeting the requirements for independent directors under New York Stock Exchange Listed Company Manual Rule 303A.02 and Rule 10A-3 under the Securities Exchange Act of 1934, as amended.

Purpose

In circumstances where the chairman of the Board (the “Chairman”) of the Company is not independent, the members of the Board may resolve to appoint from among the independent directors a LID. The LID shall serve in a lead capacity to coordinate the activities of the independent directors and to perform such other duties and responsibilities as the Board may determine.

Qualifications, Appointment, Removal and Compensation

1.   Qualifications. The LID shall be selected among the independent directors members of the Board and shall have to remain independent throughout his or her service as LID.

2.   Appointment and Removal. The LID shall be appointed annually, and in no event less frequently than every fifteen months, by a majority vote of the members of the Board and may be re-elected indefinitely. Although elected annually, the LID is generally expected to serve until the LID’s successor is duly elected and qualified or until such LID’s earlier resignation or removal or such time as he or she is no longer an independent member of the Board. The LID may be removed, with or without cause, by a majority vote of the members of the Board.

3.   Compensation. The Compensation Committee of the Board shall determine if additional payment for the LID for his or her services as such is justified and, if applicable, shall make the respective recommendation to the general meeting of shareholders as to the proposed level of such compensation.

Responsibilities & Powers

The LID will maintain free and open communication with the management of the Company. This communication shall include regularly scheduled sessions with the CEO and other members of the senior leadership. The LID has the following additional roles, powers, and responsibilities:

1.	Consult and agree with the Chairman as to an appropriate frequency and schedule of Board and Board committees meetings, seeking to ensure that the independent directors can perform their duties responsibly;

2.	Advise the Chairman regarding the agendas for the Board meetings, assuring there is sufficient time for discussion of all agenda items;

3.	Coordinate and preside over all meetings of the Board at which the Chairman is not present and over all meetings and executive sessions of the independent directors;

4.	Advise the Chairman as to the quality, quantity, and timeliness of the information submitted by the management and sent to the Board and the Board Committees;

5.	Provide feedback from the meetings and executive sessions of the independent directors to the Chairman and other senior management;

6.	Advise the Board and the Board committees on the retention of outside advisors and consultants who report directly to the Board and the Board Committees;

7.	Serve as the principal liaison between the independent directors and the Chairman/CEO, and the senior management;

8.	Ensure that he or she is available for consultation and direct communication if requested by major shareholders and deemed appropriate by the Board;

9.	Respond, as appropriate, to shareholders’ questions and comments that are directed to the LID or to the independent directors as a group, with such consultation with the Chairman and other directors as he or she may deem appropriate;

10.	Advise the Corporate Governance and Nominating Committee and the Chairman on the membership of Board committees and selection of Board committee Chairs;

11.	Serve a key role in the Board’s annual self-assessment and recommendations for improvement;

12.	Act as a key advisor to the Chairman/CEO on a wide variety of Company matters; and

13.	Perform such other duties as delegated from time to time by the Board.

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